EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

Adit Laixuthai, Ph.D.
First Senior Vice President

08005528

12g3-2(b) File No.82-4922

Ref No. OS.293/2008

October 17, 2008

SEC Mail
Mail Processing
Section
OCT 21 2008
Washington, DC
109

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
OCT 28 2008
THOMSON REUTERS

Yours sincerely,

Oct 17, 08

10/23

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.088/2008

17 October 2008

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ended 30 September 2008 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2008	30 June 2008	Change	31 December 2007	30 September 2008	30 June 2008	Change	31 December 2007
ASSETS								
Cash	18,221,834	20,502,059	(2,280,225)	18,050,910	18,219,978	20,500,152	(2,280,174)	18,050,395
Interbank and money market items								
Domestic items								
Interest bearing	49,108,665	31,231,672	17,876,993	23,955,521	49,186,768	31,313,690	17,873,078	23,839,948
Non-interest bearing	4,186,985	2,925,770	1,261,215	2,068,509	4,120,175	2,653,242	1,466,933	2,141,353
Foreign items								
Interest bearing	10,666,212	5,675,257	4,990,955	31,758,253	10,666,212	5,675,257	4,990,955	31,758,253
Non-interest bearing	415,592	554,664	(139,072)	941,653	415,592	549,966	(134,374)	941,653
Total interbank and money market items-net	64,377,454	40,387,363	23,990,091	58,723,936	64,388,747	40,192,155	24,196,592	58,681,207
Securities purchased under resale agreements	-	-	-	10,700,000	-	-	-	10,700,000
Investments								
Current investments-net	94,956,276	81,115,959	13,840,317	55,074,216	94,944,067	80,993,948	13,950,119	54,873,147
Long-term investments-net	24,262,275	32,263,760	(8,001,485)	39,862,884	24,109,777	32,163,877	(8,054,100)	39,569,807
Investment in subsidiaries & associated companies-net	198,766	192,293	6,473	588,881	9,462,177	9,362,177	100,000	9,357,459
Total investments-net	119,417,317	113,572,012	5,845,305	95,525,981	128,516,021	122,520,002	5,996,019	103,800,413
Loans and accrued interest receivables								
Loans	871,971,834	844,341,772	27,630,062	762,504,957	869,146,308	841,524,120	27,622,188	761,304,679
Accrued interest receivables	1,273,359	1,201,480	71,879	1,263,007	1,242,465	1,168,765	73,700	1,246,447
Total loans and accrued interest receivables	873,245,193	845,543,252	27,701,941	763,767,964	870,388,773	842,692,885	27,695,888	762,551,126
Less Allowance for doubtful accounts	(25,632,665)	(24,913,374)	(719,291)	(24,217,165)	(24,323,281)	(23,563,864)	(759,417)	(22,616,460)
Less Revaluation allowance for debt restructuring	(3,119,587)	(2,913,533)	(206,054)	(1,634,566)	(3,119,201)	(2,912,901)	(206,300)	(1,630,309)
Total loans and accrued interest receivables-net	844,492,941	817,716,345	26,776,596	737,916,233	842,946,291	816,216,120	26,730,171	738,304,357
Properties foreclosed-net	14,323,133	14,753,810	(430,677)	15,365,479	11,031,640	11,270,042	(238,402)	11,252,507
Customers' liability under acceptances	517,483	635,346	(117,863)	1,461,617	517,483	635,346	(117,863)	1,461,617
Premises and equipment-net	28,380,204	27,551,811	828,393	24,533,967	27,546,841	26,701,063	845,778	23,982,110
Intangible assets-net	8,419,607	7,817,517	602,090	6,899,678	7,104,974	6,507,339	597,635	5,610,639
Derivative revaluation	19,014,085	22,371,235	(3,357,150)	10,639,678	19,014,085	22,371,235	(3,357,150)	10,639,678
Other assets-net	7,771,205	8,136,569	(365,364)	14,700,299	6,000,673	6,563,986	(563,313)	11,666,418
Total Assets	1,124,935,263	1,073,444,067	51,491,196	994,517,778	1,125,286,733	1,073,477,440	51,809,293	994,149,341

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2008	30 June 2008	Change	31 December 2007	30 September 2008	30 June 2008	Change	31 December 2007
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	856,961,383	828,537,517	28,423,866	774,692,310	857,767,438	829,554,450	28,212,988	775,278,057
Deposits in foreign currencies	15,255,529	8,591,982	6,663,547	9,129,598	15,255,529	8,591,982	6,663,547	9,129,598
Total deposits	872,216,912	837,129,499	35,087,413	783,821,908	873,022,967	838,146,432	34,876,535	784,407,655
Interbank and money market items								
Domestic items								
Interest bearing	11,197,946	9,480,469	1,717,477	11,383,205	11,429,768	9,867,434	1,562,334	11,516,209
Non-interest bearing	3,502,299	2,616,669	885,630	2,611,442	3,605,332	2,596,293	1,009,039	2,614,103
Foreign items								
Interest bearing	973,386	1,009,269	(35,883)	132	973,386	1,009,270	(35,884)	132
Non-interest bearing	288,301	286,642	1,659	190,268	288,301	286,642	1,659	190,268
Total interbank and money market items	15,961,932	13,393,049	2,568,883	14,185,047	16,296,787	13,759,639	2,537,148	14,320,712
Liability payable on demand	9,986,703	9,743,152	243,551	11,116,765	9,986,617	9,743,071	243,546	11,116,765
Borrowings								
Short-term borrowings	60,935,877	50,060,593	10,875,284	39,074,887	61,184,948	49,716,400	11,468,548	38,678,338
Long-term borrowings	23,461,228	19,777,957	3,683,271	19,024,904	23,461,228	19,777,957	3,683,271	19,024,904
Total borrowings	84,397,105	69,838,550	14,558,555	58,099,791	84,646,176	69,494,357	15,151,819	57,703,242
Bank's liability under acceptance	517,483	635,346	(117,863)	1,461,617	517,483	635,346	(117,863)	1,461,617
Derivative revaluation	13,944,743	18,299,519	(4,354,776)	6,593,620	13,944,743	18,299,519	(4,354,776)	6,593,620
Other liabilities	18,830,649	18,904,617	(73,968)	19,243,695	18,117,372	18,140,720	(23,348)	18,410,592
Total Liabilities	1,015,855,527	967,943,732	47,911,795	894,522,443	1,016,532,145	968,219,084	48,313,061	894,014,203

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2008	30 June 2008	Change	31 December 2007	30 September 2008	30 June 2008	Change	31 December 2007
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	23,932,602	23,932,602	-	-	23,932,602	23,932,602	-	-
2,388,202,317 ordinary shares, Baht 10 par value	-	-	-	23,882,023	-	-	-	23,882,023
Premium on ordinary shares	18,103,110	18,103,110	-	18,012,979	18,103,110	18,103,110	-	18,012,979
Appraisal surplus on asset revaluation	10,984,352	11,032,218	(47,866)	9,741,701	10,984,352	11,032,218	(47,866)	9,741,701
Revaluation surplus (deficit) on investments	413,931	(531,853)	945,784	568,261	414,049	(534,117)	948,166	567,324
Retained earning								
Appropriated								
Legal reserve	2,920,000	2,920,000	-	2,920,000	2,920,000	2,920,000	-	2,920,000
Unappropriated	52,725,688	50,044,205	2,681,483	44,870,321	52,400,475	49,804,543	2,595,932	45,011,111
Total equity attributable to the equity holders of the Bank	109,079,683	105,500,282	3,579,401	99,995,285	108,754,588	105,258,356	3,496,232	100,135,138
Minority interests	53	53	-	50	-	-	-	-
Total Equity	109,079,736	105,500,335	3,579,401	99,995,335	108,754,588	105,258,356	3,496,232	100,135,138
Total Liabilities and Equity	1,124,935,263	1,073,444,067	51,491,196	994,517,778	1,125,286,733	1,073,477,440	51,809,293	994,149,341
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	1,531,180	2,065,011	(533,831)	1,142,268	1,531,180	2,065,011	(533,831)	1,142,268
Liability under unmatured import bills	6,661,085	5,685,278	975,807	5,674,258	6,661,085	5,685,278	975,807	5,674,258
Letters of credit	20,550,190	29,352,236	(8,802,046)	20,496,881	20,550,190	29,352,236	(8,802,046)	20,496,881
Other contingencies	2,314,969,970	2,166,353,182	148,616,788	1,703,175,812	2,314,720,419	2,166,076,107	148,644,312	1,702,844,825

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q3/08	Q2/08	Change	Q3/07	Q3/08	Q2/08	Change	Q3/07
Interest and dividend income								
Loans	13,730,713	12,400,689	1,330,024	11,221,923	13,977,659	12,634,803	1,342,856	11,382,814
Interbank and money market items	413,180	435,535	(22,355)	1,015,155	412,903	435,705	(22,802)	1,028,926
Finance leases	476,601	442,738	33,863	327,042	-	-	-	-
Investments	969,801	1,139,924	(170,123)	1,098,525	1,123,429	1,221,429	(98,000)	1,325,986
Total interest and dividend income	15,590,295	14,418,886	1,171,409	13,662,645	15,513,991	14,291,937	1,222,054	13,737,726
Interest expenses								
Deposits	3,755,749	3,361,961	393,788	3,613,091	3,757,149	3,363,529	393,620	3,626,785
Interbank and money market items	63,339	66,229	(2,890)	51,948	64,123	67,010	(2,887)	53,329
Short-term borrowings	528,183	300,225	227,958	342,857	533,564	305,419	228,145	346,354
Long-term borrowings	294,223	251,374	42,849	257,393	279,971	251,374	28,597	257,393
Total interest expenses	4,641,494	3,979,789	661,705	4,265,289	4,634,807	3,987,332	647,475	4,283,861
Net income from interest and dividend	10,948,801	10,439,097	509,704	9,397,356	10,879,184	10,304,605	574,579	9,453,865
Bad debt and doubtful accounts	1,236,543	361,335	875,208	707,302	1,191,121	283,914	907,207	813,509
Loss on debt restructuring	658,726	1,617,542	(958,816)	1,046,803	657,547	1,634,970	(977,423)	887,596
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	9,053,532	8,460,220	593,312	7,643,251	9,030,516	8,385,721	644,795	7,752,760
Non-interest income								
Gain (loss) on investments	112,490	(43,050)	155,540	170,324	102,415	(50,931)	153,346	138,858
Share of profit from investments on equity method	6,474	13,876	(7,402)	56,540	-	-	-	-
Fees and service income								
Acceptance, aval and guarantees	347,254	263,193	84,061	271,439	347,254	263,193	84,061	271,439
Others	4,000,391	3,875,778	124,613	3,179,101	3,532,813	3,360,218	172,595	2,799,515
Gain on exchange	338,752	1,101,399	(762,647)	731,684	338,526	1,101,545	(763,019)	731,684
Other income	226,638	168,905	57,733	244,478	201,295	179,590	21,705	226,627
Total non-interest income	5,031,999	5,380,101	(348,102)	4,653,566	4,522,303	4,853,615	(331,312)	4,168,123
Non-interest expenses								
Personnel expenses	3,101,281	2,984,020	117,261	2,365,599	2,574,052	2,473,831	100,221	2,182,193
Premises and equipment expenses	1,724,752	1,664,053	60,699	1,533,601	1,848,706	1,835,288	13,418	1,474,251
Taxes and duties	570,620	526,134	44,486	605,617	558,774	514,191	44,583	589,327
Fees and service expenses	917,863	980,146	(62,283)	824,052	874,586	921,312	(46,726)	760,891
Directors' remuneration	24,852	42,375	(17,523)	22,975	23,352	40,875	(17,523)	21,475
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	850,007	791,196	58,811	766,279	850,007	791,196	58,811	766,279
Other expenses	1,120,496	1,236,164	(115,668)	1,027,962	1,229,100	1,339,612	(110,512)	941,987
Total non-interest expenses	8,309,871	8,224,088	85,783	7,146,085	7,958,577	7,916,305	42,272	6,736,403
Income before income tax	5,775,660	5,616,233	159,427	5,150,732	5,594,242	5,323,031	271,211	5,184,480
Income tax expenses	1,940,117	1,346,163	593,954	1,738,750	1,844,501	1,260,942	583,559	1,698,788
Net income	3,835,543	4,270,070	(434,527)	3,411,982	3,749,741	4,062,089	(312,348)	3,485,692
Net income attributable to:								
Equity holders of the Bank	3,835,540	4,270,068	(434,528)	3,411,980	3,749,741	4,062,089	(312,348)	3,485,692
Minority interest	3	2	1	(2)	-	-	-	-
	3,835,543	4,270,070	(434,527)	3,411,982	3,749,741	4,062,089	(312,348)	3,485,692
Basic earnings per share (Baht)	1.60	1.78	(0.18)	1.43	1.57	1.70	(0.13)	1.46
Number of the weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,387,931	2,393,260	2,393,260	-	2,387,931

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the nine - month periods ended 30 September 2008 and 2007

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2008	2007	Change	2008	2007	Change
Interest and dividend income						
Loans	38,112,755	34,230,004	3,882,751	38,817,328	34,684,861	4,132,467
Interbank and money market items	1,405,145	3,016,942	(1,611,797)	1,404,058	3,045,077	(1,641,019)
Finance leases	1,325,241	805,091	520,150	-	-	-
Investments	3,084,322	3,582,453	(498,131)	3,388,635	4,218,496	(829,861)
Total interest and dividend income	43,927,463	41,634,490	2,292,973	43,610,021	41,948,434	1,661,587
Interest expenses						
Deposits	10,249,089	12,859,797	(2,610,708)	10,251,869	12,899,246	(2,647,377)
Interbank and money market items	188,982	165,636	23,346	191,085	176,323	14,762
Short-term borrowings	1,086,960	558,230	528,730	1,102,449	570,741	531,708
Long-term borrowings	794,899	764,563	30,336	780,648	764,563	16,085
Total interest expenses	12,319,930	14,348,226	(2,028,296)	12,326,051	14,410,873	(2,084,822)
Net income from interest and dividend	31,607,533	27,286,264	4,321,269	31,283,970	27,537,561	3,746,409
Bad debt and doubtful accounts	3,087,754	2,637,714	450,040	2,986,518	2,776,520	209,998
Loss on debt restructuring	2,662,281	1,442,965	1,219,316	2,655,709	1,249,010	1,406,699
Net income from interest and dividend after bad debt and doubtful accounts						
and loss on debt restructuring	25,857,498	23,205,585	2,651,913	25,641,743	23,512,031	2,129,712
Non-interest income						
Gain on investments	847,902	1,155,940	(308,038)	806,124	1,059,930	(253,806)
Share of profit from investments on equity method	34,521	130,879	(96,358)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	911,068	740,679	170,389	911,069	740,679	170,390
Others	11,464,936	8,891,340	2,573,596	10,024,196	7,881,228	2,142,968
Gain on exchange	2,321,679	1,959,171	362,508	2,321,129	1,959,171	361,958
Other income	592,799	745,807	(153,008)	561,355	585,662	(24,307)
Total non-interest income	16,172,905	13,623,816	2,791,667	14,623,873	12,226,670	2,397,203
Non-interest expenses						
Personnel expenses	8,973,357	6,750,796	2,222,561	7,453,802	6,257,753	1,196,049
Premises and equipment expenses	4,990,604	4,508,850	481,754	5,349,901	4,349,572	1,000,329
Taxes and duties	1,638,266	1,808,511	(170,245)	1,602,923	1,765,894	(162,971)
Fees and service expenses	2,899,699	2,249,928	649,771	2,772,217	2,132,056	640,161
Directors' remuneration	81,385	72,526	8,859	76,885	68,026	8,859
Contribution to Financial Institutions Development Fund						
and Deposit Protection Agency	2,432,400	2,276,124	156,276	2,432,400	2,276,124	156,276
Other expenses	3,194,875	3,029,529	165,346	3,497,633	2,791,603	706,030
Total non-interest expenses	24,210,586	20,696,264	3,514,322	23,185,761	19,641,028	3,544,733
Income before income tax	17,819,817	16,133,137	1,686,680	17,079,855	16,097,673	982,182
Income tax expense	5,276,265	4,756,674	519,591	5,030,174	4,649,530	380,644
Net income	12,543,552	11,376,463	1,167,089	12,049,681	11,448,143	601,538
Net income attributable to:						
Equity holders of the Bank	12,543,549	11,376,457	1,167,092	12,049,681	11,448,143	601,538
Minority interest	3	6	(3)	-	-	-
	12,543,552	11,376,463	1,167,089	12,049,681	11,448,143	601,538
Basic earnings per share (Baht)	5.25	4.77	0.48	5.04	4.80	0.24
Number of the weighted average number of ordinary shares ('000)	2,393,094	2,387,105	5,989	2,393,094	2,387,105	5,989

Data of Consolidated

	30 Sep 08	30 June 08
	Million Baht	
Net income	3,836	4,270
Total Assets	1,124,935	1,073,444
Total Liabilities	1,015,856	967,944
NPL (net)	2.04%	2.15%
NPL (gross)	4.05%	4.18%
Total Capital funds ratio	14.44%	14.34%
NIM	4.26%	4.12%
ROA	1.40%	1.57%
ROE	14.30%	16.20%

Interest Rate	30 Sep 08	30 June 08
MLR	7.25%	7.25%
MOR	7.50%	7.50%
MRR	7.75%	7.75%
Saving	0.75%	0.75%
Fixed 3 months	2.35%	2.35%
Fixed 6 months	2.50%	2.50%
Fixed 12 months	2.75%	2.75%
Fixed 24 months	3.50%	3.50%
Fixed 36 months	3.50%	3.50%

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q3/08	Q2/08	Change
Total interest and dividend income	15,590	14,419	1,171
Total interest expenses	4,641	3,980	661
Net income from interest and dividend	10,949	10,439	510
Bad debt and doubtful accounts	1,237	361	876
Loss on debt restructuring	659	1,618	(959)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	9,053	8,460	593
Total non-interest income	5,032	5,380	(348)
Total non-interest expenses	8,309	8,224	85
Income before income tax	5,776	5,616	160
Income tax expenses	1,940	1,346	594
Net income	3,836	4,270	(434)

In the third quarter of 2008, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,836 Million, decreased from the preceding quarter by Baht 434 Million or 10.16%. The items having significant changes are as follows:

- **Total interest and dividend income,** rose by Baht 1,171Million or 8.12% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q3/08	Q2/08	Change
Loans	13,731	12,401	1,330
Interbank and money market items	413	435	(22)
Financial lease	477	443	34
Investments	969	1,140	(171)
Total	15,590	14,419	1,171

- Interest income from loans increased by Baht 1,330 Million or 10.72% in this quarter resulting from loan growth in trade finance and commercial loans and increase interest rate of 0.4% in June 2008.

- Interest expenses up from the previous quarter by Baht 661 Million or 16.61%, as follows:

Million Baht

Interest expenses	Q3/08	Q2/08	Change
Deposits	3,756	3,362	394
Interbank and money market items	63	66	(3)
Short-term borrowings	528	300	228
Long-term borrowings	294	252	42
Total	4,641	3,980	661

- Higher interest expense from deposits came mainly from increases in fixed deposits with special rates, including increases in fixed deposit interest rate of 0.35%-0.50% in June 2008.

- Interest expense from short-term borrowings increased by Baht 228 Million or 76.00% resulting from increases in short – term bills of exchange.

- **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q3/08	Q2/08	Change
The Bank-only			
>> addition in this quarter	1,849	1,928	(79)
>> compensate for loss on			
debt restructuring	(593)	(1,635)	1,042
Subsidiaries			
>> decrease in this quarter	(19)	68	(87)
Total	1,237	361	876

- **Non-interest income**, down by Baht 348 Million or 6.47% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q3/08	Q2/08	Change
Gain (loss) on investments	113	(43)	156
Share of profit from investments on			
equity method	6	14	(8)
Fees and service income	4,348	4,139	209
Gain on exchange	339	1,101	(762)
Other income	226	169	57
Total	5,032	5,380	(348)

- Gain on investments, up by Baht 156 Million or 362.79% from the preceding quarter, as a result of sales of investments during the quarter under a favorable market condition.

- Fees and service income, up by Baht 209 Million or 5.05% from the preceding quarter due mainly to fees from financial advisory, credit card and loan administration services.

- Gain on exchange dropped Baht 762 Million, or 69.21 % due primarily to fluctuations in the money market and investment hedging transactions, which has no significant impact to the overall investment portfolio of the Bank.

- The results of operations of the bank's subsidiaries and associated companies are as follows:

Million Baht

Profit	Q3/08	Q2/08
Phethai – AMC	45	26
Other subsidiaries and associates	178	272
Total	223	298

- **Total non-interest expenses**, up by the preceding quarter by Baht 85 Million or 1.03%. The items having significant changes are as follows:

Million Baht

Non-interest expenses	Q3/08	Q2/08	Change
Personnel expenses	3,101	2,984	117
Premises and equipment expenses	1,725	1,664	61
Taxes and duties	571	526	45
Fee and service expenses	918	980	(62)
Directors' remuneration	25	43	(17)
Contributions to FIDF and DPA	850	791	59
Other expenses	1,120	1,236	(116)
Total	8,310	8,224	86

Consolidated Balance Sheets

Million Baht

	30 Sep 08	30 Jun 08	Change
Total Assets	1,124,935	1,073,444	51,491
Total Liabilities	1,015,856	967,944	47,912
Total Shareholders' equity	109,079	105,500	3,579

>> Assets

Million Baht

	30 Sep 08	30 Jun 08	Change
Total Assets	1,124,935	1,073,444	51,491
▪ Interbank and money market items	64,377	40,387	23,990
▪ Investments-net	119,417	113,572	5,845
-Debt securities	116,117	110,044	6,073
-Equity securities	3,300	3,528	(228)
▪ Loans and accrued interest receivables-net	844,493	817,716	26,776

The items of **Total Assets** having significant changes are as follows:

- **Interbank and money market items on assets,** up by Baht 23,990 Million or 59.40%. **Investments-net,** up by Baht 5,845 Million or 5.15%. As a result of increased liquidity from greater deposit and short – term borrowing balances, the Bank managed the increased liquidity through investments in government bond repurchase market and higher yield government bond as part of the Bank liquidity management.

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Sep 08	30 Jun 08	Change
Loans	871,972	844,342	27,630
• Restructured loans	60,669	56,264	4,405
-Performing Restructured loans	46,644	41,023	5,621
-Non- performing Restructured loans [1]	14,025	15,241	(1,216)
• Non- restructured loans	811,303	788,078	23,225
Accrued interest receivables	1,273	1,201	72
Total loans and interest receivables	873,245	845,543	27,702
Less Allowance for doubtful accounts	(25,632)	(24,913)	(719)
Revaluation allowance for debt Restructuring	(3,120)	(2,914)	(206)
Total loans and interest receivables-net	844,493	817,716	26,777

- Loans, up by Baht 27,630 Million or 3.27% due mainly to an increase in loans (after repayments) amounting to Baht 28,815 Million, reduced by loan written off amounting to Baht 1,185 Million in this quarter. The increase in loans came from loan growth in trade finance and commercial loans.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	30 Sep 2008				30 Jun 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	806,016	327,814	1	3,278	788,334	346,905	1	3,469
Special mention	29,015	6,868	2	137	19,552	4,545	2	99*
Sub standard	4,405	1,931	100	1,931	5,746	2,490	100	2,490
Doubtful	10,457	4,704	100	4,704	9,884	4,920	100	4,920
Doubtful of loss	22,620	12,121	100	12,121	21,078	10,573	100	10,573
Total	872,513	353,438		22,171	844,594	369,433		21,551
Revaluation allowance for debt restructuring				3,120				2,914
Total				25,291				24,465
Allowance established in excess of BOT regulations for NPLs and Normal loans				3,461				3,362
Credit balance transaction	732			-	949			-
Total	873,245			28,752	845,543			27,827

Million Baht

	The Bank							
	30 Sep 2008				30 Jun 2008			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	808,568	356,765	1	3,567	790,912	374,257	1	3,743
Special mention	27,473	6,841	2	137	18,131	4,448	2	88
Sub standard	4,036	1,924	100	1,924	5,371	2,434	100	2,434
Doubtful	10,171	4,636	100	4,636	9,661	4,892	100	4,892
Doubtful of loss	20,141	11,243	100	11,243	18,618	9,701	100	9,701
Total	870,389	381,409		21,507	842,693	395,732		20,858
Revaluation allowance for debt restructuring				3,119				2,913
Total				24,626				23,771
Allowance established in excess of BOT regulations for NPLs and Normal loans				2,816				2,706
Total				27,442				26,477

*Includes the allowance for doubtful accounts of asset management companies as per the BOT's audit results, which has been transferred from the allowance provided in excess of the BOT's regulations.

>> Liabilities and Equity

Million Baht

	30 Sep 08	30 Jun 08	Change
Total Liabilites	1,015,856	967,944	47,912
▪ Deposits	872,217	837,129	35,088
▪ Short-term borrowings	60,936	50,061	10,875
Equity	109,079	105,500	3,579

The items of **Total Liabilities** and **Equity** having significant changes are as follows:

- **Deposits**, up by Baht 35,088 Million or 4.19% over the preceding quarter, resulting from increases in fixed deposit balances. As such, the Bank has managed its capital structure for greater flexibility and variety including provision of greater investment alternatives for the investors and depositors through issuance of bills of exchange. This resulted in increases in short – term borrowings of Baht 10,875 Million or 21.72%

Million Baht

Type of deposits	30 Sep 08	30 Jun 08	Change
Current	43,186	45,975	(2,789)
Saving	401,021	398,404	2,617
Fixed 3 - 5 months	284,080	269,465	14,615
Fixed 6 - 11 months	79,466	58,966	20,500
Fixed 12 months and upward	64,464	64,319	145
Total	872,217	837,129	35,088

- **Equity**, up by Baht 3,579 Million or 3.39% as a result of operating income amounting to Baht 3,836 Million, reduced by interim dividend for the 6 month period 2008 of Baht 1,197 Million, paid in September 2008, and increases in revaluation surplus on investments of Baht 946 Million during the quarter.

>> Capital Funds

Million Baht

	30 Sep 08	30 Jun 08	Change
Tier 1*	93,564	86,377	7,187
Tier 2	32,036	33,515	(1,479)
Total	125,600	119,892	5,70
Less Investment in other financial institutions' subordinated debenture that count as regulation capital	4	-	4
Total Tier*	125,596	119,892	5,704
Risk weighted assets	869,517	835,936	33,577
Tier 1 capital ratio*	10.76%	10.33%	0.43
Total capital ratio*	14.44%	14.34%	0.10

* excluding net profit of each period.

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07
Investments										
Debt Instruments	116,117	110,044	127,347	91,333	99,233	116,117	110,044	127,347	91,153	99,054
▪ Government and state enterprise securities										
>> Trading investments	15,954	2,491	8,325	1,823	11,007	15,954	2,491	8,325	1,823	11,007
>> Available-for-sale investments	84,584	91,575	95,678	59,673	49,371	84,584	91,575	95,678	59,673	49,371
>> Held-to-maturity investments	7,099	7,166	7,706	7,998	8,025	7,099	7,166	7,706	7,818	7,846
▪ Private enterprise debt instruments										
>> Trading investments	2,804	219	999	1,339	1,021	2,804	219	999	1,339	1,021
>> Available-for-sale investments	764	951	976	966	639	764	951	976	966	639
>> Held-to-maturity investments	841	862	862	911	911	841	862	862	911	911
▪ Foreign debt instruments										
>> Available-for-sale investments	2,879	6,679	12,549	16,833	26,374	2,879	6,679	12,549	16,833	26,374
>> Held-to-maturity investments	1,192	101	252	1,790	1,885	1,192	101	252	1,790	1,885
Equity Securities	3,300	3,528	3,631	4,193	4,666	12,399	12,476	12,644	12,647	12,810
>> Trading investments	311	258	335	335	288	311	258	335	335	288
>> Available-for-sale investments	570	886	960	859	976	559	764	838	838	955
>> General investments	2,220	2,192	2,181	2,410	2,813	2,067	2,092	2,109	2,117	2,310
>> Investment in subsidiaries & associated companies	199	192	155	589	589	9,462	9,362	9,362	9,357	9,257
Total investment-net	119,417	113,572	130,978	95,526	103,899	128,516	122,520	139,991	103,800	111,864
Loans, Accrued interest receivables and										
Allowance for doubtful accounts										
Written off loans	1,185	1,150	740	5,198	1,325	1,155	1,090	621	2,222	1,094
Restructured loans	60,669	56,264	52,847	52,330	61,123	59,311	54,762	51,152	50,435	55,824
Non- performing loans net (NPL net)	18,401	18,445	20,903	17,600	24,007	16,253	16,474	18,819	15,776	20,517
Total loans used for NPL net ratio calculation	901,940	856,634	869,369	768,317	719,750	900,800	855,819	868,832	769,419	720,602
NPL net to total loans (%)	2.04	2.15	2.40	2.29	3.34	1.80	1.92	2.17	2.05	2.85
Non-performing loans gross (NPL gross)	37,264	36,527	39,641	34,980	47,071	34,162	33,503	36,427	31,915	40,269
Total loans used for NPL gross ratio calculation	920,803	874,716	888,107	785,697	742,814	918,710	872,847	886,440	785,557	740,355
NPL gross to total loans (%)	4.05	4.18	4.46	4.45	6.34	3.72	3.84	4.11	4.06	5.44
Classified loans										
>> Pass	806,016	788,334	739,171	716,504	673,477	808,568	790,912	742,241	721,058	678,701
>> Special mention	29,015	19,552	21,031	11,025	9,424	27,473	18,131	19,521	9,417	8,565
>> Sub standard	4,405	5,746	8,646	5,419	7,292	4,036	5,371	8,342	5,187	7,154
>> Doubtful	10,457	9,884	11,210	11,282	11,348	10,171	9,661	11,069	11,221	11,304
>> Doubtful of loss	22,620	21,078	19,995	18,477	28,962	20,141	18,618	17,192	15,668	22,163
Total	872,513	844,594	800,053	762,707	730,503	870,389	842,693	798,365	762,551	727,887
Credit balance transaction	732	949	1,082	1,061	773	-	-	-	-	-
Total	873,245	845,543	801,135	763,768	731,276	870,389	842,693	798,365	762,551	727,887
Allowance for doubtful accounts	28,752	27,827	26,992	25,852	33,473	27,424	26,477	25,529	24,246	29,680
Allowance as required by BOT	25,291	24,465	23,457	22,296	27,431	24,626	23,771	22,672	21,394	24,717
Allowance to allowance as required by BOT(%)	113.68	113.74	115.07	115.95	122.03	111.44	111.38	112.60	113.34	120.08
Properties foreclosed-net										
Properties foreclosed	16,140	16,615	17,155	17,343	17,432	12,473	12,756	12,872	12,720	12,686
Less Allowance for impairment	(1,817)	(1,861)	(1,964)	(1,978)	(2,093)	(1,441)	(1,486)	(1,518)	(1,467)	(1,583)
Properties foreclosed-net	14,323	14,754	15,191	15,365	15,339	11,032	11,270	11,354	11,253	11,103
Deposits										
>> Current	43,186	45,975	47,631	42,485	46,328	43,260	46,169	48,050	42,727	46,493
>> Saving	401,021	398,404	435,780	391,863	372,650	401,607	399,102	436,156	392,207	373,365
>> Fixed 3 – 5 months	284,080	269,465	266,918	212,739	246,853	284,233	269,465	267,043	212,739	246,853
>> Fixed 6 – 11 months	79,466	58,966	58,976	66,040	64,080	79,459	58,966	58,976	66,040	64,080
>> Fixed 12 months and upward	64,464	64,319	66,308	70,695	76,800	64,464	64,444	66,307	70,695	76,800
Total deposits	872,217	837,129	875,613	783,822	806,711	873,023	838,146	876,532	784,408	807,591

Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	% [2]					% [3]				
	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07
Capital funds ratio [1]										
Tier 1 capital ratio	10.76	10.33	10.35	10.74	10.97	11.20	11.34	11.77	11.67	11.44
Tier 2 capital ratio	3.68	4.01	3.72	3.87	3.85	3.68	4.01	3.72	3.87	3.85
Total Capital funds ratio	14.44	14.34	14.07	14.62	14.82	14.88	15.35	15.49	15.54	15.29

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Financial Highlights – Consolidated financial statements

As at or for the quarter ended		30 Sep 08	30 Jun 08	%Change	31 Mar 08	31 Dec 07	30 Sep 07
Common share information:							
Per share (Baht)	- basic earnings	1.60	1.78	(10.11)	1.85	1.52	1.43
	- book value	45.58	44.08	3.40	44.04	41.87	40.53
Share price [1] (Baht)	- high	78.50	94.00	(16.49)	93.00	91.50	88.50
	- low	57.00	68.00	(16.18)	75.50	78.00	68.50
	- closing	62.00	71.00	(12.68)	90.00	87.00	81.00
Common shares outstanding	- average basic (thousand share)	2,393,260	2,393,260	-	2,392,760	2,388,180	2,387,931
	- end of quarter (thousand share)	2,393,260	2,393,260	-	2,393,260	2,388,202	2,387,969
Market capitalization (Million Baht)		148,382	169,921	(12.68)	215,393	207,774	193,425
Value measures:							
Price to book value ratio (PBV)		1.36	1.61	(15.53)	2.04	2.08	2.00
Operating results (Million Baht)							
Interest and dividend income		15,590	14,419	8.12	13,918	13,882	13,663
Interest expenses		4,641	3,980	16.61	3,698	3,737	4,265
Net income from interest and dividends		10,949	10,439	4.89	10,220	10,145	9,398
Bad debt and doubtful accounts [2]		1,895	1,979	(4.24)	1,876	1,806	1,754
Non-interest income		5,032	5,380	(6.47)	5,761	5,273	4,653
Non-interest expenses		8,310	8,224	1.05	7,677	8,333	7,146
Total income [3]		15,981	15,819	1.02	15,981	15,418	14,051
Net income		3,836	4,270	(10.16)	4,438	3,628	3,412
Operating measures:							
Net interest margin [4]		4.26%	4.12%	0.14	4.18%	4.30%	4.03%
Efficiency ratio		52.00%	51.99%	0.01	48.04%	54.05%	50.86%
Return on average assets (ROA) [4]		1.40%	1.57%	(0.17)	1.70%	1.45%	1.39%
Return on average equity (ROE) [4]		14.30%	16.20%	(1.90)	17.29%	14.75%	14.25%
Number of employees		13,254	12,887	2.85	12,464	12,320	11,881
Balance sheet information (Million Baht)							
Loans		871,972	844,342	3.27	799,896	762,505	729,565
Allowance for doubtful accounts [5]		28,752	27,827	3.32	26,992	25,852	33,473
Non-performing loans net (NPL net)		18,401	18,445	(0.24)	20,903	17,600	24,007
Non-performing loans (NPL gross)		37,264	36,527	2.02	39,641	34,980	47,071
Total assets		1,124,935	1,073,444	4.80	1,099,522	994,518	1,007,295
Deposits		872,217	837,129	4.19	875,613	783,822	806,711
Total liabilities		1,015,856	967,944	4.95	994,130	894,523	910,518
Shareholders' equity [6]		109,080	105,500	3.39	105,392	99,995	96,777
Average assets		1,099,190	1,086,484	1.17	1,047,021	1,000,907	984,964
Average earning assets [7]		1,028,271	1,013,806	1.43	978,414	942,904	933,244
Average shareholders' equity [8]		107,290	105,447	1.75	102,694	98,386	95,776
Risk weighted assets		869,517	835,940	4.02	800,572	769,952	753,759
Balance sheet quality measures:							
Loans to deposits ratio		99.97%	100.86%	(0.89)	91.35%	97.28%	90.44%
Shareholders' equity to risk weighted assets		12.54%	12.62%	(0.08)	13.16%	12.99%	12.84%
Return on risk weighted assets [4]		1.76%	2.04%	(0.28)	2.22%	1.88%	1.81%
Tier 1 capital ratio		10.76%	10.33%	0.43	10.35%	10.74%	10.97%
Total capital ratio		14.44%	14.34%	0.10	14.07%	14.62%	14.82%
NPL net to loans [9]		2.04%	2.15%	(0.27)	2.40%	2.29%	3.34%
NPL gross to loans [9]		4.05%	4.18%	(0.53)	4.46%	4.45%	6.34%
Total allowance to loans		3.30%	3.30%	-	3.37%	3.39%	4.59%
Total allowance to NPL gross		77.16%	76.18%	0.98	68.09%	73.91%	71.11%
NPL gross after allowance (Million Baht)		8,512	8,700	(2.16)	12,649	9,128	13,598

Financial Highlights – Consolidated financial statements (continued)

1) local board / high-low share prices during the quarter

2) Including loss on debt restructuring

3) Total income = Net income from interest and dividend + Non-interest income

4) Annualized

5) Including revaluation allowance for debt restructuring

6) Excluding minority interest

7) Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

8) Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

9) Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	30 Sep 08	30 Jun 08	31 Mar 08	31 Dec 07	30 Sep 07
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00	100.00	100.00	-
Progress Gunpai Co., Ltd.	100.00	100.00	100.00	-	-
Progress Plus Co., Ltd.	100.00	100.00	100.00	-	-
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00	-	-
Progress Management Co., Ltd.	100.00	100.00	100.00	-	-
Progress Software Co., Ltd.	100.00	100.00	100.00	-	-
Progress Storage Co., Ltd.	100.00	100.00	100.00	-	-
Progress Service Support Co., Ltd.	100.00	100.00	100.00	-	-
Progress Service Co., Ltd.	100.00	100.00	100.00	-	-
Progress HR Co., Ltd.	100.00	100.00	100.00	-	-
Progress Appraisal Co., Ltd.	100.00	100.00	100.00	-	-
Progress Collection Co., Ltd.	100.00	100.00	100.00	-	-

In compliance with the Bank of Thailand's Notification on Consolidated Supervision Criteria, the Bank has prepared Consolidated Financial Statements by including all subsidiary companies, without any significant impacts on the Bank's financial standing.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

Summary Statement of Assets and Liabilities [1/]

As of 30 Sep 2008

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Assets	**Baht**	**Liabilities**	**Baht**
Cash	18,219,977,701.20	Deposits	873,022,967,280.20
Interbank and money market items	64,388,747,628.33	Interbank and money market items	16,296,786,622.79
Investments, net	128,516,021,267.36	Liabilities payable on demand	9,986,616,960.99
(with obligations Baht 3,606,289,787.13)		Borrowings	84,646,176,034.12
Credit advances (net of allowance for doubtful accounts)	841,703,626,104.68	Financial institution's liabilities under acceptances	517,483,345.71
Accrued interest receivables	1,242,464,488.49	Other liabilities	32,062,114,746.63
Properties foreclosed, net	11,031,640,138.90	Total liabilities	1,016,532,145,010.44
Customers' liabilities under acceptances	517,483,345.71		
Premises and equipment, net	27,546,840,530.68		
Other assets, net	32,119,731,869.22	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	69,631,022,441.84
		Other reserves and profit and loss account	15,190,963,692.29
		Total shareholders' equity	108,754,588,064.13
Total Assets	1,125,286,733,074.57	Total Liabilities and Shareholders' Equity	1,125,286,733,074.57
Customers' liabilities under unmatured bills	6,661,084,887.10	Financial Institution's liabilities under unmatured bills	6,661,084,887.10
Total	1,131,947,817,961.67	Total	1,131,947,817,961.67

	Baht
Non-Performing Loans 2/(net) as of 30 September 2008 (Quarterly)	16,252,663,372.53
(1.80 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 September 2008 (Quarterly)	24,644,828,919.01
Actual provisioning for loan loss	27,461,224,764.23
Loans to related parties	34,286,579,704.46
Loans to related asset management companies	830,000,000.00
Loans to related parties due to debt restructuring	794,335,858.25
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	125,604,444,940.26
Changes in assets and liabilities this quarter as of 30 September 2008 due to fine from violating the Financial Institution Business Act B.E. 2551, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,531,179,607.85
Letters of credit	20,550,190,280.84

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 September 2008 (Quarterly) 34,162,131,255.92

(3.72 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

END